BlackRock New York Investment Quality Municipal Trust

FILE #811-07672

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/6/2007	METROPOLITAN TRANSN AUTH N Y REV	415,000,000	100,000

Citi, JPMorgan, Lehman Brothers, Bear, Stearns & Co. Inc, UBS Investment Bank, Banc of America Securities LLC, DEPFA First Albany Securities, LLC., Loop Capital Markets, LLC, Merrill Lynch & Co., Morgan Stanley, M.R. Beal & Company, Ramirez & Co. Inc., Raymond James & Associates, Inc., RBC Capital Markets, Roosevelt & Cross, Inc., Siebert Brandford Shank & Co., LLC, Wachovia Bank, N.A.

3/7/2008	PUERTO RICO COMWLTH AQUEDUCT & SWR	1,316,204,456	2,000,000

Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc, Banc of America Securities LLC, BBVAPR MSD, DEPFA First Albany Securities LLP, Eurobank MSD, Goldman, Sachs & Co., JP Morgan, Lehman Brothers, Loop Capital Markets,